UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2026

Commission File Number: 001-41916

Silynxcom Ltd.

7 Giborei Israel

Netanya, 4250407

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

CONTENTS

On August 24, 2026, Silynxcom Ltd. (the “Company”) was notified that a statement of claim was filed in the Central District Court of Israel by Ran Nir and Smadar Nir (the “Plaintiffs”) against the Company, its U.S. subsidiary, Silynx Communications Inc., Nir Klein, the Company’s Chief Executive Officer and a director of the Company, and Gal Nir Klein, the Company’s Vice President of Marketing and Israel Sales and a director of the Company. The Plaintiffs allege, among other things, that the Nir Klein and Gal Nir Klein wrongfully took control of the family business by exploiting the alleged incapacity of Ruth Nir, the late mother of Gal Nir Klein and the Plaintiffs, relying on an allegedly invalid proxy, concealing certain corporate actions and subsequently implementing a corporate restructuring that allegedly diluted the Plaintiffs’ claimed inheritance and equity interests in the Company.

The claim alleges that, following a 2016 agreement among the Plaintiffs their sister, Gal Nir Klein, restricting unilateral actions concerning the property and inheritance-related rights of their late mother, Ruth Nir, Gal Nir Klein purported to execute a Change of Control document in Ruth Nir’s name on July 5, 2017, using a proxy granted in 2014. The Plaintiffs allege that such proxy was invalid, had lapsed or been revoked, and did not authorize the transaction. According to the claim, the transaction resulted in the issuance of 9,833,333 shares of Silynx Communications Inc. to Nir Klein, while Ruth Nir retained 1,000,000 shares, representing approximately 6% of the shares of Silynx Communications Inc.

The Plaintiffs further allege that, following Ruth Nir’s death, Nir Klein acquired in November 2019, for $250,000, a 25% equity interest in Silynx Communications Inc. held by Shamrock Israeli Investors Growth Fund L.P. and Shamrock Israel Growth Fund P.L. (together, “Shamrock”), investors in Silynx Communications Inc. The Plaintiffs allege that the acquisition occurred without their knowledge or an opportunity to participate. The Plaintiffs further allege that, in 2021 and 2022, Nir Klein caused the Company to be incorporated as an Israeli holding company and implemented a share-exchange restructuring involving Silynx Communications Inc. and Source of Sound, Silynx Communications Inc.’s wholly owned Israeli subsidiary, pursuant to which the Company became the parent holding company of Silynx Communications Inc. and Source of Sound. According to the Plaintiffs, the restructuring incorporated the allegedly diluted ownership interests in Silynx Communications Inc. into the Company’s ownership structure. The Plaintiffs seek, among other things, the appointment of an investigator, and respect to Defendants 1 and 2, Gal Nir Klein and Nir Klein, monetary damages of NIS 16,926,866 or, alternatively, an order requiring Gal Nir Klein and Nir Klein to transfer 650,694 Company shares to each Plaintiff, together with compensation for the difference between the value of such shares at the time of transfer and the amount of the claimed monetary damages, as well as other relief. The Plaintiffs do not seek monetary relief from the Company or the other corporate defendants and also seek other relief.

The Company believes that the claims asserted against it and the officers and directors of the Company named in the claims are without merit, disputes the factual and legal premises underlying the allegations, and intends to defend the matter vigorously, including by seeking dismissal of the claims where appropriate and the Company and the officers and directors named in the claims are evaluating all available rights, remedies, claims and defenses.

This Report of Foreign Private Issuer on Form 6-K, is incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-285443) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements:

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its expectations with respect to the outcome of the legal proceedings described above, potential next steps and intent to defend itself vigorously. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of the Company could differ materially from those described in or implied by the statements in this Report of Foreign Private Issuer on Form 6-K. The forward-looking statements contained or implied in this Report of Foreign Private Issuer on Form 6-K are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on April 30, 2026, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILYNXCOM LTD.

Date: August 28, 2026	By:	/s/ Nir Klein
	Name:	Nir Klein
	Title:	Chief Executive Officer

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